Exhibit 21

CON-WAY INC.

SIGNIFICANT SUBSIDIARIES

December 31, 2007

Con-way and its significant subsidiaries were:

Parent and Significant Subsidiaries	Percent of Stock Owned by Con-way	State or Province or Country of Incorporation
Con-way Inc.		Delaware

Significant Subsidiaries of Con-way Inc.:
Con-way Freight Inc.	100	Delaware
Menlo Worldwide, LLC	100	Delaware
Transportation Resources, Inc.	100	Missouri